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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69332

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2024 AND ENDING 12/31/2024
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Assetpoint Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1300 North 17th Street, Suite 1800
                                 (No. and Street)

Arlington	Va	22209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William T. Bergin	703-292-3489	bbergin@intrafi.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
                           (Name – if individual, state last, first, and middle name)

8350 Broad Street	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

10/20/2003	#185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

William T. Bergin

I, William T. Bergin _____, swear (or affirm) that, to the best of my knowledge and belief, the
12/31 financial report pertaining to the firm of Assetpoint Financial LLC _____, as of
12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.

RACHEL SIPE

NOTARY PUBLIC
REG. #00280827
My Comm. Exp.
Oct 31. 2028

COMMONWEALTH OF VIRGINIA

Notary Public

Signature: _____

Title: Chief Compliance Officer
Chief Compliance Officer

■ This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ASSETPOINT FINANCIAL, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

ASSETPOINT FINANCIAL, LLC

Table of Contents


Report of Independent Registered Public Accounting Firm

To the Member and Management
Assetpoint Financial, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Assetpoint Financial, LLC (the Company) as of December 31, 2024, the related statement of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 2015.

McLean, Virginia
March 28, 2025

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	4,722,393
Accounts receivable		175,556
Prepaid expenses		65,660
Fixed assets, net		199,374
Total assets	$	5,162,983

Liabilities and member's equity

Due to parent		73,723
Other current liabilities		1,826
Total liabilities		75,549
Member's equity:		
Contributed capital		2,809,988
Retained earnings		2,277,446
Total member's equity		5,087,434
Total liabilities and member's equity	$	5,162,983

See accompanying notes to financial statements.

ASSETPOINT FINANCIAL, LLC

Statement of Operations

Year ended December 31, 2024

Revenue	$	2,333,813
Interest income		102,370
Total revenue		2,436,183
Operating expenses:		
Corporate allocation		125,361
Depreciation		29,000
Professional fees		166,593
Dues, fees, and subscriptions		65,791
Incentive compensation		37,178
Other		2,242
Total operating expenses		426,165
Net income	$	2,010,018

See accompanying notes to financial statements.

ASSETPOINT FINANCIAL, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2024

		Changes in Member's Equity		
		Contributed Capital	Retained Earnings	Total Member's Equity
Balance at December 31, 2023	$	3,139,339	267,427	3,406,766
Foregiveness of intercompany balance		(329,350)	-	(329,350)
Net income		-	2,010,018	2,010,018
Balance at December 31, 2024	$	2,809,988	2,277,446	5,087,434

See accompanying notes to financial statements.

ASSETPOINT FINANCIAL, LLC

Statement of Cash Flows

Year ended December 31, 2024

Cash flows from operating activities:		
Net income	$	2,010,018
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		29,000
Increase in accounts receivable		(8,960)
Increase in prepaid expenses		(10,267)
Decrease in accounts payable		(5,875)
Decrease in due to parent		(314,801)
Increase in other current liabilities		581
Net cash provided by operating activities		1,699,696
Cash flows from investing activities:		
Fixed asset additions		(107,037)
Net cash used in investing activities		(107,037)
Net increase in cash		1,592,659
Cash, beginning of year		3,129,734
Cash, end of year	$	4,722,393

See accompanying notes to financial statements.

(1) **Summary of Significant Accounting Policies**

(a) *Organization*

Assetpoint Financial, LLC (Company and/or APF) was formed in the State of Delaware in July 2013 as a wholly owned subsidiary of IntraFi Network, LLC (IFN and/or Member) formerly Promontory Interfinancial Network, LLC. IFN is the sole member of APF and is a Delaware limited liability company that was formed in May 2002. Nexus Buyer LLC is the sole member of IFN. Nexus Buyer LLC is a wholly owned subsidiary of Nexus Intermediate Parent LLC, who, in turn, is a wholly-owned subsidiary of Nexus Parent LLC. IFN provides services to APF including, but not limited to, sales, legal, marketing, human resources, and finance and accounting pursuant to an intercompany services agreement. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is not subject to the requirements of the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) because the Company's business activities are limited to those set forth in the conditions for exemption appearing in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

APF is an affiliate through common ownership of Assetpoint Services, LLC (APS), a Delaware limited liability company formed in September 2012. APS operates an informational website named Bank Assetpoint® (www.bankassetpoint.com) on which eligible participants can post and view listings of certain eligible assets. Eligible participants include banks, savings associations, credit unions, licensed commercial real estate brokers, loan sale advisory firms, and other sophisticated entities that meet certain requirements indicating that they have experience in buying or selling real estate or loan assets. Eligible assets include commercial real estate and certain loan assets.

The Company's business plan involves offering securities listing services, private placement services, services involving hedging instruments for customers offering marketed-linked certificates of deposit, as well as other brokerage services. The Company also offers a Repo Service that allows banks and other financial institutions to enter repurchase agreement transactions for themselves or as agents for their customers with one or more unaffiliated third-party securities dealers. APF performs agent duties in connection with the Repo Service, will not be party to any repo transaction, and does not at any time have custody of cash or securities in connection with the Repo Service. In 2024, APF's revenue was 100% attributable to the Repo Service.

(b) *Use of Estimates*

The preparation of financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated amounts.

(c) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) *Accounts Receivable*

Substantially all accounts receivable are expected to be collected within one year. Management monitors past due balances with clients and, for accounts where collectability is not probable, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December 31, 2024, there is no allowance for uncollectible accounts

(e) *Software Developed for Internal Use*

Costs incurred for software developed for internal use are capitalized during the implementation stage and depreciated over the estimated useful life of the software, up to five years. Such amounts are reported as fixed assets. Costs incurred in the project planning or post-implementation stages are expensed as incurred.

(f) *Revenue Recognition*

The Company offers the Repo Service, through which APF refers banks and other financial institutions to a Repo Dealer to enter repo transactions for themselves or as agents for their customers. Pursuant to a referral agreement between the Repo Dealer and APF, APF earns Repo Service revenues by providing a series of services which form a single performance obligation. APF's performance obligation is satisfied at the point in time when a repo transaction is executed. As compensation for such services, the Repo Dealer pays APF a referral fee equal to a contractually determined percentage of the dollar amount of the repo transaction.

(g) *Recent Accounting Pronouncement*

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU improves reportable segment disclosure requirements and requires enhanced disclosures about significant segment expenses. The Company adopted this amendment as of December 31, 2024, on a retrospective basis. See Note 7, "Segment Reporting", in the notes to the financial statements for additional details on the impact of adoption of the ASU.

(2) Income Taxes

The Company is a single-member limited liability company and as such is not subject to federal or state income taxes. Rather, the member is liable for any income taxes on the Company's profits. Income taxes have not been allocated to the Company as: (a) there is no contractual tax-sharing agreement between the Company and its parent, (b) distributions to the member have not been made specifically to service any tax obligations of the parent, and (c) there is no present intention to enter into a tax-sharing agreement or to make future distributions specifically to service any tax obligations of the parent. Therefore, a provision for income taxes is not included in the accompanying statement of operations.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain a minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2024, the Company had net capital of $4,646,845 which was $4,641,808 in excess of its required capital of $5,037. The Company's aggregate indebtedness at December 31, 2024, was $75,549.

(4) Transactions with Affiliates

(a) Due to / from Parent

During 2024, the Company incurred expenses that were paid by IFN on the Company's behalf. In October 2024, IFN reduced its capital contribution of $329,350 to forgive the due from IFN. The December 31, 2024 ending balance of $73,723 will be paid by the Company and the balance will be subsequently retired in 2025.

(b) Corporate Allocation

In addition to specific operating expenses incurred by the Company and charged directly to operations, other costs such as compensation, telecom, office supplies, occupancy costs, depreciation, professional services, technology enhancements, and capitalized labor are incurred by IFN but shared with the Company. Pursuant to an agreement with IFN effective October 1, 2014, the Company allocates expenses based on overhead department expenses incurred at IFN that are then allocated based on the time spent by employees who have performed work over the Repo product. No changes have been made to this expense allocation methodology since inception. In 2024, the Company is allocated a share of these costs as follows:

Overhead costs:		
Wages and related expenses	$	98,571
Telephone		812
Office supplies/furnishing		163
Rent		3,817
Depreciation		731
Professional services		1,860
Technology enhancements		16,682
Other miscellaneous		2,725
	$	125,361

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

(5) Fixed Assets

Fixed assets at December 31, 2024 consist of capitalized software development costs of $1,581,571 and accumulated depreciation of $1,382,197. Included in the capitalized development costs are $107,037 of allocated internal and external labor that has been incurred at IFN and shared with the Company. In 2024 the Company recorded $29,000 of depreciation expense.

(6) Commitments and Contingencies

In the ordinary course of business, various claims, lawsuits, regulatory investigations, and fines may be brought by or against the Company. As of the end of the year, there were no such claims, lawsuits, regulatory investigations, or fines brought by or against the Company.

(7)   Segment Reporting

The Company is engaged in a single line of business as a broker-dealer, which is comprised of one class of service and principal transactions. The Company has identified its Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using the information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100 percent of its revenue from a single external customer in 2024.

(8)   Subsequent Events

Subsequent to December 31, 2024 and through March 28, 2025, the date through which management evaluated subsequent events, and on which date the financial statements were available to be issued, the Company did not identify any material subsequent events.



KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Assetpoint Financial, LLC:

We have reviewed management's statements, included in the accompanying Assetpoint Financial, LLC Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the Exemption Report), in which (1) Assetpoint Financial, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and (2) is filing the Exemption Report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referral arrangements that facilitate the entry by banks and other financial institutions into repurchase agreement transactions for themselves or as agents for their customers, including unaffiliated third-party securities dealers, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers*;* did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2024 without exception*.* The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

KPMG LLP

McLean, Virginia
March 28, 2025

Assetpoint Financial, LLC

Exemption Report

Assetpoint Financial, LLC (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referral arrangements that facilitate the entry by banks and other financial institutions into repurchase agreement transactions for themselves or as agents for their customers, including unaffiliated third-party securities dealers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Assetpoint Financial, LLC

I, __William T. Bergin__ affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Compliance Officer

March 28, 2025

ASSETPOINT FINANCIAL, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2024

Total member's equity	$	5,087,434
Less nonallowable assets		440,589
Net capital		4,646,845
Net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,037
Excess net capital	$	4,641,808
Aggregate indebtedness		75,549
Ratio of aggregate indebtedness to net capital		1.63%

There are no material differences between the preceding computation and the Company's
  corresponding unaudited part II of Form X-17A-5 as of and for the year ended December 31, 2024,
  which was filed on January 28, 2025, amended and refiled on March 19, 2025.

See accompanying report of independent registered public accounting firm.

ASSETPOINT FINANCIAL, LLC

Computation for the Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referral arrangements that facilitate the entry by banks and other financial institutions into repurchase agreement transactions for themselves or as agents for their customers, including unaffiliated third-party securities dealers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.

ASSETPOINT FINANCIAL, LLC

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2024

The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to referral arrangements that facilitate the entry by banks and other financial institutions into repurchase agreement transactions for themselves or as agents for their customers, including unaffiliated third-party securities dealers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See accompanying report of independent registered public accounting firm.